June 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
 WESTBROOK REGINALD ALEXANDER - Filing of Form RW
Regarding Wrong Submission Form Type for Form 10-(12)G
(Commission File No. 000-53932)



Dear Ladies and Gentlemen:

WESTBROOK REGINALD ALEXANDER (the "Registrant"), was mistaken in its attempt to file a Form 10-(12)G that was filed on April 7th 2010.
(Accession number 0001488468-10-000006.

At this time, WESTBROOK REGINALD ALEXANDER would like to file a Form RW to correct the error. We are attaching this letter to seek a withdrawal of the 10-(12)G filing.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Commission consent to the withdrawal of the Registration.

 The Registrant represents that no securities have been sold pursuant to this Registration.

Thank you for your consideration.

Very truly yours,

BY:/S/ WESTBROOK REGINALD ALEXANDER
WESTBROOK REGINALD ALEXANDER